UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 1)*

ATLAS ENERGY GROUP INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04929Q102
(CUSIP Number)

February 17, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04929Q102	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [x ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH:	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0
12	TYPE OF REPORTING PERSON		IN

CUSIP No.	04929Q102	Page 3 of 5

Preface:

On February 17, 2016, the reporting person inadvertently filed a Schedule 13G under the CIK Code 0000205055, the CIK code for Atlas Energy Group Inc.    This statement is being filed solely for the purpose of declaring that the 13G filed February 17, 2016 was filed in error and should be disregarded. The reporting person has no interest in Atlas Energy Group Inc., as reflected herein. ..

Item 1(a).	Name of Issuer:
This statement on Schedule 13G relates to the Common Stock of ATLAS ENERGY GROUP INC. (the “Issuer”). As indicated above this statement is being filed only for the purpose of declaring that the 13G filed February 17, 2016 under the CIK Code 0000205055 was filed in error and should be disregarded.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
The address of the principal executive office of the Issuer is Park Place Corporate Center One, 1000 Commerce Drive, Suite 400 Pittsburgh PA 15275.

Item 2(a).	Name of Person Filing:
Leon G. Cooperman

Item 2(b).	Address of Principal Business Office or, if None, Residence:
11431 W. Palmetto Park Road, Boca Raton FL 33428

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Common Stock ( the “Shares”)

Item 2(e).	CUSIP Number:
04929Q102

CUSIP No.	04929Q102	Page 4 of 5

Item 3.	If this Statement is Filed Pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c);
This Item 3 is inapplicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)(b)	Amount beneficially owned and percent of Class:
-0-

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote
-0-

	(ii)	Shared power to vote or to direct the vote
-0-

	(iii)	Sole power to dispose or to direct the disposition of
-0-

	(iv)	Shared power to dispose or to direct the disposition of
-0-

CUSIP No.	04929Q102	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.
This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 17, 2016

Signature:	/s/ Alan M. Stark
Name:	Alan M. Stark
Title:	Attorney In Fact Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013